June 5, 2020	Mark L. Johnson mark.johnson@klgates.com T +1 617 261 3260 F +1 617 261 3175

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Abby Adams and Celeste Murphy

Re:	Chembio Diagnostics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 29, 2020
File No. 001-355569

Ladies and Gentlemen:

We are submitting this letter on behalf of Chembio Diagnostics, Inc. (the “Company”), in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”)  received by letter dated June 5, 2020 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A. For convenience, we have set forth below, in italicized, bold type, the Staff’s comments. The responses of the Company to the Staff’s comments are set forth immediately following the comments.

Preliminary Proxy Statement on Schedule 14A filed June 2, 2020
Comparison of Stockholder Rights Before and After the Reincorporation
Forum Selection, page 37

1.
We note the disclosure on page 37 of the forum selection provision in your proposed Delaware Articles of Incorporation, and the associated provision in the Tenth paragraph of your Articles. The forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for all “internal corporate claims,” generally, unless the Court of Chancery has no jurisdiction, in which case jurisdiction shifts to the U.S. District Court for the District of Delaware, and if it lacks jurisdiction, to the Superior Court of the State of Delaware. We note you expressly provide that federal district courts are the exclusive forum for claims arising under the Securities Act. You do not, however, state which court or courts have jurisdiction over Exchange Act claims. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability crated by the Securities Act or the rules or regulations thereunder. If this provision applies to Exchange Act claims, revise to disclose there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Finally, revise to clarify that the implications of this provision being located in your Articles of Incorporation, which requires the affirmative vote of the holders of two-thirds of your outstanding shares to amend, as opposed to the bylaws, which could be amended by the Board of Directors.

K&L GATES LLP
STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

The Company confirms that the choice of forum provision does not apply to any actions arising under the Securities Exchange Act of 1934. In response to the Staff´s comment, if the proposed reincorporation is approved by its stockholders, the Company will initially include in its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2020, and will include or incorporate by reference in subsequent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, a risk factor to the following effect (emphasis added):

“Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. These choice of forum provisions could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

“Our certificate of incorporation will provide that that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of our company;
•	any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of our company to us or our stockholders;
•
any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery; or

•	any action asserting a claim governed by the internal affairs doctrine.

“Our certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Neither of these choice of forum provisions would affect suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934 or the rules and regulations thereunder, jurisdiction over which is exclusively vested by statute in the U.S. federal courts.

“These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.”

The Company will also reference the inapplicability of the choice of forum provision on actions arising under the Securities Exchange Act of 1934 in any other future disclosures relating to the choice of forum provision.

In addition, for purposes of the Definitive Proxy Statement on Schedule 14A for the Company’s 2020 Annual Meeting of Stockholders, the Company will revise the tabular disclosure under “Forum Selection—Delaware” at page 37 of the Preliminary Proxy Statement on Schedule 14A to the following effect (emphasis added):

“The Delaware Charter provides that, with specified exceptions, (a) the Delaware Court of Chancery will be the sole and exclusive forum for all claims based upon a violation of a duty by a current or former director or officer or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Delaware Court of Chancery and (b) the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Neither of these choice of forum provisions would affect suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934 or the rules and regulations thereunder, jurisdiction over which is exclusively vested by statute in the U.S. federal courts. Because these provisions will be located in the Delaware Charter rather than the Delaware Bylaws, any future amendment of these provisions will be more difficult to achieve due to the need to obtain approval of not only the board but also holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon.”

*        *         *

Please do not hesitate to contact the undersigned at (617) 261-3260 or mark.johnson@klgates.com if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

cc:	Richard L. Eberly, Chembio Diagnostics, Inc.
Neil A. Goldman, Chembio Diagnostics, Inc.
Bella Zaslavsky, K&L Gates LLP